SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                              AMENDMENT NO. 21
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         RENTAL SERVICE CORPORATION
                         (Name of Subject Company)

                         UR ACQUISITION CORPORATION
                            UNITED RENTALS, INC.
                                 (Bidders)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                76009V 10 2
                   (CUSIP Number of Class of Securities)

                            UNITED RENTALS, INC.
                         FOUR GREENWICH OFFICE PARK
                            GREENWICH, CT 06830
                          ATTN.: BRADLEY S. JACOBS
                         CHAIRMAN OF THE BOARD AND
                          CHIEF EXECUTIVE OFFICER
                          TELEPHONE:(203) 622-3131
                          FACSIMILE:(203) 622-6080
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  COPY TO:

                           MILTON G. STROM, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000

      UR Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on April 5, 1999, with respect to the Purchaser's offer to purchase all of the shares of common stock, par value $0.01 per share (collectively with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 16, 1999 (the "Rights Agreement"), between Rental Service Corporation and ChaseMellon Shareholder Services, L.L.C., the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a price of $22.75 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

 ITEM 10.  ADDITIONAL INFORMATION.

      The information set forth in Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On June 4, 1999, Parent filed a reply memorandum of law in support of its motion to dismiss the two amended counterclaims of the Company regarding Section 8 of the Clayton Act (the "Reply Memorandum of Law") in the pending litigation between Parent and the Company, among others, in the United States District Court for the District of Connecticut.

      The foregoing is qualified in its entirety by reference to the complete text of the Reply Memorandum of Law, a copy of which is filed as Exhibit (g)(20) hereto, which is incorporated by reference herein.

 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      (g)(20) Reply Memorandum of Law in Support of the Motion to Dismiss Amended Counterclaims III and IV of the Company, dated June 4, 1999, filed by Parent in the United States District Court for the District of Connecticut.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                UR Acquisition Corporation

                                By: /s/ John N. Milne
                                   -------------------------------
                                    Name: John N. Milne
                                    Title: President


                                United Rentals, Inc.


                                By: /s/ Bradley S. Jacobs
                                    ------------------------------
                                    Name: Bradley S. Jacobs
                                    Title: Chairman and Chief
                                           Executive Officer


 Date: June 7, 1999



                             INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                         EXHIBIT

 (g)(20) Reply Memorandum of Law in Support of the Motion to Dismiss Amended Counterclaims III and IV of the Company, dated June 4, 1999, filed by Parent in the United States District Court for the District of Connecticut.